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Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
 MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
 TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
 JzsyyINazty206ct4DTqRU10mfOJRve6VrzO/39E10XHSucXcarKYTVyOspjbcUy
 Di1iV9oUwDkanbzhows/HQ==

<SEC-DOCUMENT> :
<SEC-HEADER> :
<ACCEPTANCE-DATETIME>
ACCESSION NUMBER:
CONFORMED SUBMISSION TYPE:	40-8F-M
PUBLIC DOCUMENT COUNT:		1
FILED AS OF DATE:

FILER:

	COMPANY DATA:
		COMPANY CONFORMED NAME: 		Lake Forest Funds
		CENTRAL INDEX KEY:			0000934346
		IRS NUMBER:				000000000
		STATE OF INCORPORATION:		OH
		FISCAL YEAR END:			0228

	FILING VALUES:
		FORM TYPE:		40-8F-M
		SEC ACT:		1940 Act
		SEC FILE NUMBER:	811-08906
		FILM NUMBER:

	BUSINESS ADDRESS:
		STREET 1:		431 North Pennsylvania Street
		CITY:			Indianapolis
		STATE:			IN
		ZIP:			46204
		BUSINESS PHONE:		(301)650-0059

	MAIL ADDRESS:
		STREET 1:		8720 Georgia Avenue
		STREET 2:		Suite 808
		CITY:			Silver Spring
		STATE:			MD
		ZIP:			20910

	FORMER COMPANY:
		FORMER CONFORMED NAME:	Lake Forest Trust
		DATE OF NAME CHANGE:	19941219


</SEC-HEADER>
54:
40-8F-M
<SEQUENCE>1
<FILENAME>LFCEF408F2005.txt
FORM 40-8F-M
59:

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]  MERGER

         [ ]  LIQUIDATION

         [ ]  ABANDONMENT OF REGISTRATION
         Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
(Note:
         Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Lake Forest Core Equity Fund

3.       Securities and Exchange Commission File No.: 811-08906

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X]  Initial Application                [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         8720 Georgia Avenue, Suite 808, Silver Spring, MD 20910

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Eugene Profit, Profit Investment Management, 8720 Georgia Avenue, Suite 808, Silver Spring, Maryland 20910 (301)650-0059

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:

         Profit Investment Management, 8720 Georgia Avenue, Suite 808, Silver Spring, Maryland 20910 (301)650-0059


NOTE ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.       Classification of fund (check only one):

         [X]  Management company;

         [ ]  Unit investment trust; or

         [ ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

         [X]  Open-end                  [ ]   Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         OHIO

11       Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Profit Investment Management, 8720 Georgia Avenue, Suite 808, Silver Spring, Maryland 20910 (301) 650-0059

         Boberkski & Company, One Westminister Place, 24 West Carver Street, Lake Forest, Illinois 60045

12. Provide the name and address of each principal underwriter of the fund, during the last five years, even if the fund's contracts with those underwriters have been terminated:

         The Fund was self-distributing.

13.      If the fund is a unit investment trust ("UIT") provide:

         NOT APPLICABLE

         (a)  Depositor's name(s) and address(es):

         (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes            [X] No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-___________

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes           [ ] No

         If Yes, state the date on which the board vote took place:

         On August 17, 2004, the Board of Trustees of applicant approved a plan of merger and termination.

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes           [ ] No

         If yes, state the date on which the shareholder vote took place:
	  The vote took place on October 29, 2004.

         If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

          November 22, 2004

         (b)  Were the distributions made on the basis of net assets?

         [X] Yes           [ ] No

         (c) Were the distributions made pro rata based on share ownership?

         [X] Yes           [ ] No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The conversion ratio for the exchange of shares was 1.264179 shares of Profit Fund for each share of the Lake Forest Core Equity Fund.

This was calculated using the 4 decimal NAVs as follows:

Lake Forest $23.3456
Profit Fund $18.4670

         (e)  Liquidations only:
              Were any distributions to shareholders made in kind?

         [ ] Yes            [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:



17.      Closed-end funds only:
         Has the fund issued senior securities?

         NOT APPLICABLE

         [ ] Yes           [ ] No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes           [ ] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         NONE

         (b) Describe the relationship of each remaining shareholder to the fund:

         NOT APPLICABLE

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         NO

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed?
        (See question 18 above)

         [ ] Yes          [X] No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)  Why has the fund retained the remaining assets?

         (c)  Will the remaining assets be invested in securities?

         [ ] Yes            [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes            [X] No

         If Yes,

         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

         (i)   Legal expenses:

                  $ 31,104.5

         (ii)  Accounting expenses: $10,000



         (iii) Other expenses (list and identify separately):
		   TRANSFER AGENT DECONVERSION Cost: $7,538
                  PRINTING - $ 822
                  MAILING -  $ 675
                  OTHER      $0

         (iv)  Total expenses (sum of lines (i)-(iii) above):

                  $50,139.5

         (b)  How were those expenses allocated?

         The expenses incurred in the merger and termination of the Lake Forest Core Equity Fund were borne by the Adviser.


         (c)  Who paid those expenses?

         SEE PRIOR ANSWER

         (d)  How did the fund pay for unamortized expenses (if any)?



23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidations?

         [X] Yes            [ ] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: The file number was 331-118690, and the date was August 31, 2004.

V.   CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes            [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
         NOT APPLICABLE

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes            [X] No

         If Yes, describe the nature and extent of those activities:
         NOT APPLICABLE


VI.      MERGERS ONLY



26.      (a)  State the name of the fund surviving the Merger:
             Profit Fund

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-07677

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The file number was 331-118690, and the form used was N-14AE. It was filed on August 31, 2004.

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                               VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Lake Forest Funds (ii) he or she is the President of Lake Forest Funds and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                  (Signature)


                  /s/Eugene Profit
                  ---------------------------
                  Eugene Profit
                  President






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